OMB APPROVAL

OMB Number:	3235-0145
Expires:	November 30, 2002
Estimated average burden hours per response	11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Provant, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

743724 10 6

(CUSIP Number)

Vincent Shunsky, Maxco, Inc. 1118 Centennial Way, Lansing, MI 48917 Telephone (517) 321-3130

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 14, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (03-00)

CUSIP NO. 743724 10 6

1.	Names of Reporting Persons: Maxco, Inc. I.R.S. Identification Nos. of above persons (entities only):

38-1792842

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
N/A

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

00

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) OR 2(e)

☐

6.	Citizenship or Place of Organization

Michigan

	7.	Sole Voting Power
Number of		2,837,089

Shares	8.	Shared Voting Power

Beneficially		0

Owned by Each	9.	Sole Dispositive Power
Reporting
		2,837,089

Person	10.	Shared Dispositive Power

		0
With

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,837,089

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount In Row (11)

10.4

14.	Type of Reporting Person (See Instructions)

CO

Item 1. Security and Issuer

Security:	Common Stock
Issuer:	Provant, Inc.
67 Batterymarch Street, Suite 600, Boston, MA 02110

Item 2. Identity and Background

(a)	Name: Maxco, Inc.

(b)	Residence or Business address: 1118 Centennial Way, Lansing, MI 48917

(c)	Maxco, Inc. currently operates in two business segments through wholly owned subsidiaries: heat treating and packaging products. Maxco also has investments in real estate and investments representing less than majority interests in a number of other businesses.

(d)	Maxco, Inc. has not been convicted in a criminal proceeding.

(e)	Maxco, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandative activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The consideration which was used to acquired the Provant, Inc. common stock was stock in Strategic Interactive, Inc. which was acquired by Provant, Inc. in October 1998, and of which Maxco, Inc. was a former shareholder.

Item 4. Purpose of Transaction

Maxco, Inc. acquired the Provant, Inc. common stock in connection with the acquisition by merger of Strategic Interactive, Inc. (“SI”) by Provant. The merger agreement provided for the former SI shareholders to receive additional shares of Provant, Inc. common stock upon the reaching of specified contingencies. Those contingencies were met and the additional shares of Provant, Inc. were registered by Provant, Inc. with the Commission by registration statement declared effective November 13, 2002 and distributed to Maxco, Inc. on November 14, 2002. Maxco, Inc. has no plans which relate to or would result in the acquisition or disposition of any securities of Provant, Inc., any extraordinary corporate transaction involving Provant, Inc., or any change in control or operations of Provant, Inc.

Item 5. Interest in Securities of the Issuer

a.	2,837,089 shares of common stock, 10.4% of outstanding common stock
b.	number of shares as to which Maxco, Inc. has:
	sole voting power:	2,837,089
	shared voting power:	0
	sole dispositive power:	2,837,089
	shared dispositive power:	0
c.	As described in Item 4, Maxco, Inc. received 2,587,859 additional shares on November 14, 2002. There was no additional consideration.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 25, 2002
Date

Signature

Vincent Shunsky, Vice President of Finance
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)